Morgan Stanley Emerging Markets Fund, Inc.
Exhibit 77D

Foreign Real Estate Companies

The Fund may invest up to 10% of its net assets in foreign
real estate companies.  Foreign real estate companies pool
investor funds for investments primarily in commercial real
estate properties.  They may also include among other
businesses, real estate developers, brokers and operating
companies whose products and services are significantly
related to the real estate industry such as building
suppliers and mortgage lenders.